Mail Stop 3561

June 10, 2009

Philip P. Conti
Senior Vice President, Chief Financial Officer
EQT Corporation
225 North Shore Drive
Pittsburgh, Pennsylvania 15212

      **Re:**    **EQT Corporation**
            **Form 10-K for the Fiscal Year Ended December 31, 2008**
            **Filed February 20, 2009**
            **File No. 1-3551**

Dear Mr.Conti:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                H. Christopher Owings
                Assistant Director